                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  FORTUNET INC
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    34969Q100
          ------------------------------------------------------------
                                 (CUSIP Number)

                                  MARCH 2, 2006
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE
IS FILED:

[ ] RULE 13D-1(b)

[X] RULE 13D-1(c)

[ ] RULE 13D-1(d)

     *THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING
PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF
SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD
ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

     THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE
DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE
ACT OF 1934 (THE "ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION
OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE
THE NOTES).

                                Page 1 of 6 Pages

CUSIP NO. 34969Q100
          ---------

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  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Joseph L. Dowling, III
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                      (A) [ ]
                                                                                                 (B) [X]

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  3     SEC USE ONLY

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  4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-----------------------------------------------------------------------------------------------------------
                            5   SOLE VOTING POWER

                                    623,646

        NUMBER OF          --------------------------------------------------------------------------------
         SHARES             6   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                    -0-
          EACH             --------------------------------------------------------------------------------
       REPORTING            7   SOLE DISPOSITIVE POWER
         PERSON
          WITH                          623,646

                           --------------------------------------------------------------------------------
                            8   SHARED DISPOSITIVE POWER

                                    -0-
-----------------------------------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           623,646
-----------------------------------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                     [ ]
        (SEE INSTRUCTIONS)

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  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.7%
-----------------------------------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN

-----------------------------------------------------------------------------------------------------------

                                Page 2 of 6 Pages

ITEM 1(a)         NAME OF ISSUER:

                  Fortunet Inc.

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  2950 South Highland Drive; Suite C
                  Las Vegas, NV 89109

ITEM 2(a)         NAME OF PERSON FILING:

                  Joseph L. Dowling, III

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  540 Madison Avenue, 38th Floor
                  New York, New York  10022

ITEM 2(c)         CITIZENSHIP:

                  United States

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $0.001 per share

ITEM 2(e)         CUSIP NUMBER:

                  34969Q100

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR
                  (C), CHECK WHETHER THE PERSON FILING IS A:   N/A

         (a) [ ]  Broker or dealer registered under section 15 of the Act (15
U.S.C. 78o).

         (b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [ ]  Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c).

         (d) [ ]  Investment company registered under section 8 of the
Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [ ]  An investment adviser in accordance with
ss.240.13d-1(b)(1)(ii)(E);

         (f) [ ]  An employee benefit plan or endowment fund in accordance with
ss.240.13d-1(b)(1)(ii)(F);

                               Page 3 of 6 Pages

         (g) [ ]  A parent holding company or control person in accordance with
ss.240.13d-1(b)(1)(ii)(G);

         (h) [ ]  A savings associations as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C. 80a-3);

         (j) [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.           OWNERSHIP.

                  Set forth in the table below is the aggregate number of shares of Common Stock beneficially owned as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such ownership represents based upon 10,943,000 shares of Common Stock outstanding on March 7, 2006, according to publicly available information relating to the Issuer.

                                                Number of      Percent of Class
               Name                               Shares          Outstanding
  ------------------------------------------   -------------   ----------------
  Narragansett I, L.P.                            254,134             2.3%
  Narragansett Offshore, Ltd.                     275,312             2.5%
  Narragansett Strategic Partners, L.P.            67,824             0.6%
  Narragansett Strategic Offshore, Ltd.            26,376             0.3%
  --------------------------------------       -------------        ---------
  Total                                           623,646             5.7%

                  By virtue of his status as the sole managing member of
entities that have the power to control the investment decisions of Narragansett
I, L.P., Narragansett Offshore, Ltd., Narragansett Strategic Partners, L.P., and
Narragansett Strategic Offshore, Ltd., Joseph L. Dowling, III, may be deemed to be the beneficial owner of shares owned by Narragansett I, L.P., Narragansett
Offshore, Ltd., Narragansett Strategic Partners, L.P., and Narragansett
Strategic Offshore, Ltd. and may be deemed to have sole power to vote or direct the vote of and sole power to dispose or direct the disposition of such securities.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. N/A

                               Page 4 of 6 Pages

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Narragansett I, L.P., Narragansett Offshore, Ltd.,
Narragansett Strategic Partners, L.P., and Narragansett Strategic Offshore,
Ltd., have the right to receive dividends, interest and the proceeds from the sale of securities owned by such funds. See Item 4.

ITEM 7.           IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                  ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
                  HOLDING COMPANY OR CONTROL PERSON.

                  N/A

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  N/A

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  N/A

ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 5 of 6 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

March 8, 2006

                                     /s/ Joseph L. Dowling, III
                                  ----------------------------------
                                     Joseph L. Dowling, III

                               Page 6 of 6 Pages